November 30, 2005

VIA EDGAR AND UPS

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549-0309

Attn:	Carmen Moncada-Terry

Re: CNX Gas Corporation Registration Statement on Form S-1 Filed August 12, 2005 File No. 333-127483, as amended by Amendment No. 1 to the Form S-1 as filed on September 28, 2005, as further amended by Amendment No. 2 to the Form S-1 as filed on October 27, 2005, as further amended by Amendment No. 3 to the Form S-1 as filed on November 29, 2005

Ladies and Gentlemen:

On behalf of CNX Gas Corporation (“CNX Gas” or the “Company”), we are filing this letter in response to the engineering comment received from the Staff in its letter dated November 22, 2005 to CNX Gas. No additional amendments were made to the Registration Statement in connection with the Company’s response to the Staff’s comment. The Staff’s comment is reproduced in this letter in bold italicized type and are followed by the Company’s responses.

1.	Paragraph three in your response 13 states, “[Schlumberger Data & Consulting Services] feel this ending decline rate [4%] is justified based on the performance of the older 80 acre wells in the project, the performance of other CBM wells in the Appalachian Basin, and has confirmed this using simulation models.” With a view towards possible disclosure, tell us how many 80 acre wells have demonstrated a 4% or less terminal decline rate and how you determined that this could be reliably applied to all your vertical CBM wells. Include the recover efficiencies required by this decline rate projection. Address whether you have applied this decline rate to your 40 acre infill PUD locations and, if so, tell us the estimated recovery efficiency thus required. Compare this methodology with that of Ralph E. Davis Associates which produced a decline rate nearly twice as large.

CNX Gas constructed a zero-time plot (in order to normalize the initial production date for all wells) for wells drilled in the Oakwood Field and Middle Ridge Field (CNX Wells) prior to 1996. The average performance of these 117 wells is shown in the attached chart captioned “CNX Type Curve”, along with the type curve established by Schlumberger Data and Consulting Services (SD&CS) (the blue curve on the chart). The CNX plot shows that the zero time curve has approximately the same shape as the SD&CS type curve and is currently at ~8% decline after 10 years of production. The SD&CS type curve declines hyperbolically with a hyperbolic exponent of ~0.7. Based on this curve, the average well does not reach a 4% annual decline until year 26 at an average rate of about 15 MCFD. Although there are individual wells declining at 4% per year already, most will not for several more years.

A zero-time plot for wells drilled prior to 1995 in the Nora CBM field was also constructed to analyze final decline rates from CBM wells in our area. This field is located immediately to the West of our property and therefore the wells should have similar characteristics. These 219 wells drilled on roughly 60 acre spacing have averaged a 4% annual decline over the past several years. See the attached chart captioned “NORA Type Curve”. (NOTE: When the well count in the data dropped below 50%, the average production data was believed to be statistically unreliable and was truncated from the graph.)

Computer simulations (Coalgas and Eclipse) used by SD&CS matched existing well performance and forecast well production. A terminal decline rate of ~4% was supported by the computer simulation.

The recovery efficiency of wells on 80 acre spacing vary across the property based on permeability, gas content, total coal thickness, completion efficiency, etc., but average 25-40% based on estimates of IGIP (initial gas in place) and the SD&CS forecasting methodology. Forty-seven 40-acre-infill wells with several years of production history were studied to estimate their performance relative to the initial 80-acre well. The study results showed the 40-acre-infill well performs very similarly to the 80 acre initial well based on initial rate, EUR (estimated ultimate recovery) and curve characteristics. However, since most of the remaining 40 acre wells are being drilled a few years after the initial well, SD&CS conservatively used only 80% of the rate and reserve of the initial well forecast in their reserve report, but utilized the same type curve. The 40-acre-infill well would increase the average recovery efficiency from 25-40% to 45-72%.

RE Davis, in their reserve analysis of CNX Gas’s PGP producing property, artificially truncated the reserve life of frac wells at 30 years based on CNX Gas’s direction at the time. Over the first 30 years, the average well performance forecast was not that much different than that of SD&CS. RE Davis reported a recovery factor of 55% as being reasonable under full development (including 40-acre-infill wells) utilizing only a 30-year well-life.

The reserve life of frac wells was extended to 65 years by SD&CS this past year to be more consistent with other Appalachian conventional and CBM operators. Had RE Davis performed the work assuming a 65-year reserve life, terminal decline rates approaching 4% would likely have been forecast.

Please note that the information provided in response to the Staff’s comments has been supplied by the Company. If you need additional information with respect to the above response it may be helpful for the Staff to speak directly to the Company’s engineers, which we would be happy to facilitate. If you have any other questions regarding this letter please direct them to me at (412) 562-8811 or Lewis U. Davis at (412) 562-8953 of this office.

Sincerely,

/s/ Jeremiah G. Garvey
Jeremiah G. Garvey

JGG/jso

cc:	Nicholas J. DeIuliis
Stephen W. Johnson, Esq.
P. Jerome Richey, Esq.
Mark Zvonkovic, Esq.
Lewis U. Davis, Jr., Esq.

Well ID: Nora Type Curve

Rsv Cat: TYPE

OMA, OMA

9965

Gas, Mcf/mo Oil, bbl/mo

Qual= Gas - 2 Ref= 6/2017

Ref= 6/2017 Cum= 0

Cum= 276471

Rem= 427888

EUR= 704359

Yrs= 95.584

Qref= 1501.6

De= 4.045659

Dmin= 0.000

b= 0.000000

Qab= 29.0

Well ID: CNX Type Curve

Rsv Cat: TYPE

OMA, OMA

9964

Gas, Mcf/mo Oil, bbl/mo

Qual= YE1204 Ref= 5/2032

Ref= 5/2032

Cum= 5/2032 Cum= 0

Rem= 180444

EUR= 706253

Yrs= 99.997

Qref= 704.8

De= 4.000000

Dmin= 0.000

b= 0.000000

Qab= 11.9